Exhibit 12.1

MetLife, Inc.

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(In millions, except ratios)
Income (loss) from continuing operations before provision for income tax	$1,656	$1,072	$3,536	$4,281	$5,651	$6,883	$3,686
Less: Undistributed income (loss) from equity investees	238	160	444	164	299	418	337

Adjusted earnings before fixed charges	$1,418	$912	$3,092	$4,117	$5,352	$6,465	$3,349

Add: Fixed charges
Interest and debt issue costs	308	304	1,185	1,188	1,544	1,189	1,194

Estimated interest component of rent expense	7	7	15	24	25	28	33
Interest credited to bank deposits	—	—	—	—	—	—	2
Interest credited to policyholder account balances	769	1,451	5,607	5,176	4,415	5,726	6,881

Total fixed charges	$1,084	$1,762	$6,807	$6,388	$5,984	$6,943	$8,110

Preferred stock dividends (1)	9	7	107	123	219	170	150

Total fixed charges and preferred stock dividends	$1,093	$1,769	$6,914	$6,511	$6,203	$7,113	$8,260

Total earnings and fixed charges	$2,502	$2,674	$9,899	$10,505	$11,336	$13,408	$11,459

Ratio of earnings to fixed charges	2.31	1.52	1.45	1.64	1.89	1.93	1.41

Total earnings, including fixed charges and preferred stock dividends	$2,511	$2,681	$10,006	$10,628	$11,555	$13,578	$11,609

Ratio of earnings to fixed charges and preferred stock dividends	2.30	1.52	1.45	1.63	1.86	1.91	1.41

(1)	For the year ended December 31, 2015, preferred stock dividends includes the repurchase premium of $59 million associated with the repurchased and canceled 6.50% non-cumulative Series B preferred stock.